SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	March	2012
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated March 16, 2012.

Document 1

For Immediate Release	March 16, 2012
RM: 2 – 12

Crystallex Adopts New Shareholder Rights Plan

TORONTO, ONTARIO, March 16, 2012 – Crystallex International Corporation (OTCQB: CRYFQ) (“Crystallex” or the “Company”) today announced that its Board of Directors (the “Board”) has voted to adopt an additional shareholder rights plan (the “New Rights Plan”). The New Rights Plan does not replace the original shareholder rights plan of the Company dated as of June 22, 2006 (the “Existing Rights Plan”) which is expected to expire this year.  The Board adopted the New Rights Plan because the Existing Rights Plan may not adequately serve the interests of the Company due to the changed circumstances of the Company, including the ongoing dispute between the Company and the Bolivarian Republic of Venezuela which has led to the arbitration case between such entities and the filing for court protection by the Company under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”).

The New Rights Plan is not being adopted in response to any proposal to acquire control of the Company.  Under the New Rights Plan, take-over bids which meet certain requirements intended to protect the interests of all shareholders continue to be exempted from the dilutive aspects of the plan and are deemed to be “Permitted Bids”.  Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days.

A copy of the New Rights Plan together with a summary thereof will be available for review under the Company’s profile at www.sedar.com, and on the Company’s website at www.crystallex.com, by March 19, 2012.

Although the New Rights Plan will take effect immediately, the Company will submit the New Rights Plan for confirmation at the next meeting of shareholders; and the New Rights Plan will expire at the third annual meeting of shareholders thereafter.  If the shareholders do not confirm the New Rights Plan at the next meeting of shareholders, the New Rights Plan will terminate and cease to be effective at that time.

About Crystallex

Crystallex International Corporation is a Canadian based mining company, with a focus on acquiring, exploring, developing and operating mining projects. Crystallex has successfully operated an open pit mine in Uruguay and developed and operated three gold mines in Venezuela. The Company's principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS: Certain statements included or incorporated by reference in this press release, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,”“schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, financial, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available under the Company’s profile on SEDAR at www.sedar.com (including, in particular, the “Risk Factors” section of the Company’s annual information form dated March 31, 2011 and the Company’s management’s discussion and analysis of financial position and results of operations for the nine month period ended September 30, 2011, incorporated herein by reference) and the documents relating to the CCAA proceedings available on the Monitor’s website. Forward-looking statements are made as of the date of this press release, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	March 16, 2012	By:	/s/ Robert Crombie
			Name:	Robert Crombie
			Title:	President